DNA Testing Centers, Corp.

2378 Parkhaven Boulevard

Oakville, ON L6H 0E7, Canada

Telephone 866-863-5139

April 15, 2015

FILED ON EDGAR AS CORRESPONDENCE

United States Securities & Exchange Commission

Jeffrey P. Riedler, Assistant Director

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Re:       DNA Testing Centers, Corp. (the “Company”, “us”, “we” or “our”)

Amendment Number 1 to Registration Statement on Form S-1

Filed January 28, 2015

File No. 333-199589

Dear Mr. Riedler:

Please find below, the responses to the Commission’s Comment Letter dated February 19, 2015, regarding the above referenced registration statement (the “Registration Statement”)

SEC Comment 1 Notes to the Consolidated Financial Statements

Note 3. Shareholders’ Equity, page 57

1. You state that DNA Florida issued 19,999,998 shares to acquire the company. This disclosure conflicts with your disclosure in Note 1- Description of Business. Please revise for consistency.

Company Response to Comment 1

We have revised Note 1- Description of Business of our financial statements to correct the discrepancy.

Company Acknowledgement

The Company acknowledges that:

• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

• the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely

/s/ Dr. Barjinder Sohal

Dr. Barjinder Sohal

President and Chief Executive Officer